Exhibit 99.11

CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited)

NOTICE OF AUDITOR’S REVIEW OF

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TIMMINS GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(in Canadian dollars)

	June 30, 2010	March 31, 2010
	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$5,364,079	$2,694,825
Accounts receivable (Note 3)	7,448,183	6,319,583
Inventory (Note 4)	8,190,866	6,420,154
Prepaid expenses	527,730	655,704
Due from related party (Note 7)	79,200	92,656
	21,610,058	16,182,922

Equipment (Note 5)	25,155,762	24,397,467
Resource properties (Note 6)	43,153,726	41,698,893

	$89,919,546	$82,279,282

Current
Accounts payable and accrued liabilities	$5,362,420	$4,403,822
Vendor loan (Note 5)	1,808,490	1,758,120
Current portion of long-term debt (Note 10)	15,789,046	8,045,163
	22,959,956	14,207,105

Future income tax	3,947,011	3,967,061
Long term debt (Note 10)	5,285,469	8,088,563
Other long term liabilities	1,082,605	1,035,590
Asset retirement obligation (Note 9)	972,210	929,382
	34,247,251	28,227,701

Shareholders' equity
Share capital (Note 8)	58,705,648	52,271,066
Convertible preference shares (Note 8)	13,586,780	13,586,780
Warrants (Note 8)	1,745,449	2,876,305
Contributed surplus (Note 8)	4,180,910	3,773,765
Deficit	(22,546,492)	(18,456,335)

	55,672,295	54,051,581

	$89,919,546	$82,279,282
Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 13)
Subsequent events (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited in Canadian dollars, except for per share amounts)

	Three months ended June 30,
	2010	2009

Metal Revenues	$14,332,597	$-

Expenses:
Cost of sales	10,845,997	-
Amortization and depreciation	1,215,903	15,560
Asset write down	2,652	-
Corporate and administrative	773,524	1,187,167
Accretion of reclamation liability	30,741	3,621
Stock-based compensation (Note 8)	553,013	49,023

Income (Loss) From Operations	910,767	(1,255,371)

Other Income / (Expenses):
Other income / (expenses)	6,060	820
Interest expense, net	(2,477,272)	(67,190)
Foreign exchange gain / (loss)	70,033	517,411
Loss on embedded derivatives	(2,599,745)	-

Income (loss) before taxes	(4,090,157)	(804,330)

Income tax expense	-	-

Net income (loss) and comprehensive income (loss) for the period	$(4,090,157)	$(804,330)

Loss per share – basic and diluted	$(0.03)	$(0.01)

Weighted average number of shares outstanding – basic and diluted	130,934,846	80,033,913

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited in Canadian dollars)

	Three months ended June 30,
	2010	2009
CASH FLOWS TO OPERATING ACTIVITIES
Loss for the year	$(4,090,157)	$(804,330)
Items not affecting cash:
Accretion of reclamation liability	30,741	3,621
Accretion of vendor loan	-	67,190
Amortization of equipment	1,215,903	15,560
Accrued interest on long-term debt	2,412,015	-
Loss on embedded derivative	2,599,745	-
Stock-based compensation	553,013	49,023
Unrealized foreign exchange gain	16,091	(426,989)
Asset write downs	2,652	-
	2,740,003	(1,095,925)
Changes in non-cash working capital items:
Accounts receivable	(1,126,239)	(307,665)
Inventory	(1,770,712)	-
Prepaid expenses	(185,603)	35,531
Accounts payable and accrued liabilities	934,105	1,078,492
Due from related parties	13,456	(34,549)

Cash flows provided by (used) in operating activities	605,010	(324,116)

CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES
Shares issued for cash	5,157,857	12,745,024
Share issue costs	-	(625,056)

Cash flows provided by financing activities	5,157,857	12,119,968

CASH FLOWS USED BY INVESTING ACTIVITIES
Purchase of equipment	(1,335,037)	(2,680,436)
Expenditures on resource properties	(1,758,576)	(1,745,193)

Cash flows used in investing activities	(3,093,613)	(4,425,629)
Increase (decrease) in cash and cash equivalents during the year	2,669,254	7,370,223
Cash and cash equivalents, beginning of year	2,694,825	700,104
Cash and cash equivalents, end of year	$5,364,079	$8,070,327

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited in Canadian dollars)

	Number		Number of					Total
	of Common		Convertible			Contributed		Shareholders’
	Shares	Amount	Preference	Amount	Warrants	Surplus	Deficit	Equity
			Shares

Balance, March 31, 2009	71,730,454	$33,915,729	11,000,000	$13,586,780	$430,400	$3,179,625	$(9,840,415)	$41,272,119
Issued:
Pursuant to private placement (Note 8a)	5,989,500	2,021,008	-	-	374,792	-	-	2,395,800
Pursuant to private placement (Note 8b)	25,873,060	8,359,450	-	-	1,989,774	-	-	10,349,224
Pursuant to exercised options (Note 8c)	775,000	833,370	-	-	-	(377,120)	-	456,250
Pursuant to exercised warrants (Note 8d)	10,703,500	7,764,026	-	-	(1,341,926)	-	-	6,422,100
Share issue costs (Notes 8a and b)	-	(769,542)	-	-	(175,146)	-	-	(944,688)
Warrants issued on financing (Note 10)	-	-	-	-	1,745,436	-	-	1,745,436
Reclassification of warrants exercised in prior years	-	147,025	-	-	(147,025)	-	-	-
Stock-based compensation	-	-	-	-		971,260	-	971,260
Net loss	-	-	-	-		-	(8,615,920)	(8,615,920)

Balance, March 31, 2010	115,071,514	52,271,066	11,000,000	13,586,780	2,876,305	3,773,765	(18,456,335)	54,051,581
Issued:
Pursuant to exercised options (Note 8e)	200,000	292,118	-	-	-	(145,868)	-	146,250
Pursuant to exercised warrants (Note 8f)	8,352,680	6,142,464	-	-	(1,130,856)	-	-	5,011,608
Stock-based compensation	-		-	-	-	553,013	-	553,013
Net loss	-	-	-	-	-	-	(4,090,157)	(4,090,157)
Balance, June 30, 2010	123,624,194	$58,705,648	11,000,000	$13,586,780	$1,745,449	$4,180,910	$(22,546,492)	$55,672,295

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Timmins Gold Corp. (the “Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia. The Company is in the business of acquiring, exploring and developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) ( collectively the “Subsidiary”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the TSX Venture Exchange. The recovery of the Company's investment in its resource properties is dependent upon sale of mineral products produced from these properties, the possible sale of any of its resource properties and the ability to raise sufficient capital to continue to explore, develop and operate these properties at a profit.

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements. These unaudited interim financial statements do not include in all respects the annual disclosure requirements of GAAP and should be read in conjunction with the most recent audited annual statements.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to achieve profitable operations or to continue to raise adequate financing.

2.	CHANGES IN ACCOUNTING POLICY AND PRESENTATION

Reclassification

The comparative financial statements have been reclassified to conform to the presentation of the current year financial statements.

New accounting pronouncements

CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

	a)	Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

	b)	Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

3.	CHANGES IN ACCOUNTING POLICY AND PRESENTATION (continued)

	c)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

4.	ACCOUNTS RECEIVABLE

	June 30, 2010	March 31, 2010

Accounts receivable- Gold sales	$3,995,224	$2,525,135
Taxes receivable	3,352,533	3,458,079
Other	100,426	336,369

	$7,448,183	$6,319,583

Taxes receivable are IVA payments made by the Company, which in Mexico, are refundable.

5.	INVENTORY

The major components of the Company’s inventory accounts at June 30 and March 31, 2010 are as follows:

	June 30, 2010	March 31, 2010

Gold in-process	$5,621,426	$4,056,326
Materials and supplies	2,569,440	2,363,828
	$8,190,866	$6,420,154

Cost of goods sold was comprised of the following:

Three months ended
June 30, 2010
Costs of mining	$9,169,463
Crushing and gold recovery costs	2,307180
Administration costs	396,227
Other costs	500,568
Transport and refining	37,659
Net change in Inventory	(1,565,100)
$10,845,997

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

6.	EQUIPMENT
	June 30, 2010			March 31, 2010
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$309,600	$122,548	$187,053	$249,097	$105,932	$143,165
Machinery and equipment	20,975,374	543,149	20,432,225	19,784,186	29,931	19,754,255
Leasehold improvements	8,259	6,194	2,065	8,259	5,781	2,478
Mine equipment and buildings	3,832,497	3,846	3,828,651	3,794,602	-	3,794,602
Office furniture and equipment	356,666	57,893	298,774	325,595	49,894	275,701
Vehicles	613,121	206,126	406,995	598,743	171,477	427,266

	$26,095,517	$939,756	$25,155,762	$24,760,482	$363,015	$24,397,467

Under the San Francisco Property Acquisition Agreement, the Company was required to purchase certain mine equipment and buildings from the vendor for US $4,025,000 (or $4,237,200). Originally, payment for the mine equipment and buildings was to be made at any time prior to March 11, 2010, without interest. Therefore to March 31, 2010, the full acquisition price of the US dollar denominated debt had been discounted at an annualized rate of 6.775% to reflect the implied interest rate. The final payment on this obligation in the amount of US $1,730,774 (or Canadian $1,808,490) is expected to be paid by December 2010.

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

6.	RESOURCE PROPERTIES

	March 31, 2009	Additions	March 31, 2010	Additions	June 30, 2010
San Francisco Property (Note 6a)
Acquisition cost	$18,361,027	$3,030,569	$21,391,596	$(23,733)	$21,367,863
Claim staking	40,684	431	41,115	-	41,115
Mining taxes and assessments	354,373	70,281	424,654	-	424,654
Surface rights	135,534	-	135,534	-	135,534
Total acquisition and holding costs	18,891,618	3,101,281	21,992,899	(23,733)	21,969,166
Administration	2,836	-	2,836	-	2,836
Assays	330,638	9,310	339,948	134,381	474,329
Camp and field costs	89,569	32,864	122,433	10,108	132,541
Communication	13,531	-	13,531	-	13,531
Drilling	1,602,935	1,054,802	2,657,737	1,020,627	3,678,364
Engineering and feasibility	113,010	33,152	146,162	-	146,162
Development expenditures	3,694,816	5,821,768	9,516,584	(283,961)	9,232,623
Field work and geological consulting	887,356	87,516	974,872	61,125	1,035,997
Geophysics and metallurgy	79,486	19,040	98,526	-	98,526
Legal and filing fees	315,137	-	315,137	-	315,137
Miscellaneous exploration expenses	426,484	172,314	598,798	159,630	758,428
Pre-feasibility expenses	353,815	-	353,815	-	353,815
Property investigation	11,216	8,576	19,792	-	19,792
Reports, drafting and maps	20,823	3,260	24,083	569	24,652
Travel and accommodation	213,691	17,641	231,332	3,007	234,339
Salaries and consulting fees	1,516,427	622,769	2,139,196	239,020	2,378,216
Deferred exploration costs	9,671,770	7,883,012	17,554,782	1,344,506	18,899,288
Total acquisition and exploration costs	28,563,388	10,984,293	39,547,681	1,320,773	40,868,454

El Capomo Property (Note 6c)
Assaying	14,292	-	14,292	-	14,292
Claim staking	18,512	-	18,512	-	18,512
Camp and accommodation	11,464	-	11,464	32	11496
Geophysics and metallurgy	-	2,169	2,169	-	2,169
Mining taxes	54,902	70,595	125,497	-	125,497
Miscellaneous exploration expenses	27,263	-	27,263	91	27,354
Salaries and consulting fees	185,711	26,222	211,933	2,677	214,610
Travel	1,400	213	1,613	-	1,613
Total acquisition and exploration costs	313,544	99,199	412,743	2,800	415,543

Cocula Property (Note 6d)
Acquisition cost	146,315	197,384	343,699	-	343,699
Assay	154,189	-	154,189	14,066	168,255
Camp and accommodation	16,646	4,869	21,515	5,780	27,295
Drafting and reporting	960	183	1,143	86	1,232
Drilling	121,559	-	121,559	-	121,559
Field work and geological consulting	6,121	-	6,121	-	6,121
Geophysics and metallurgy	8,476	1,433	9,909	5,116	15,025
Mining taxes	30,733	4,269	35,098	-	35,098
Miscellaneous exploration expenses	42,160	3,730	45,794	4,225	50,019
Salaries and consulting fees	304,126	65,696	369,822	9,834	379,565
Travel	4,401	379	4,780	312	5,091
Trenching and road work	21,004	-	21,004	-	21,004
Total acquisition and exploration costs	856,690	277,943	1,134,633	39,419	1,174,052

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

6.	RESOURCE PROPERTIES (continued)

	March 31, 2009	Additions	March 31, 2010	Additions	June 30, 2010

El Picacho Property (Note 6e)
Acquisition cost	46,122	30,161	76,283	13,270	89,553
Assay	11,728	-	11,728	-	11,728
Camp and accommodation	139	36	175	145	320
Geophysics and metallurgy	-	160	160	3,769	3,929
Mining taxes	36,918	17,557	54,475	-	54,475
Miscellaneous exploration expenses	1,234	106	1,340	157	1,497
Salaries and consulting fees	20,267	10,202	30,469	4,717	35,186
Total acquisition and exploration costs	116,408	58,222	174,630	22,058	196,688

Other Properties (Note 6f)
Assay	-	-	-	17,428	17,428
Claim staking	9,733	-	9,733	-	9,733
Camp and accommodation	1,872	7,908	9,780	5,396	15,176
Drafting and reporting	-	496	496	18	514
Engineering and feasibility	-	5,624	5,624	-	5,624
Exploration expenses	3,194	18,833	22,027	5,481	27,508
Geophysics and metallurgy	-	28,495	28,495	-	28,495
Mining taxes	49,415	85,539	134,954	76	135,030
Salaries and consulting fees	59,180	153,083	212,263	37,816	250,079
Travel	1,656	4,178	5,834	3,568	9,402

Total acquisition and exploration costs	125,050	304,156	429,206	69,783	498,989

Total property expenditures	$31,559,088	$10,139,805	$41,698,893	$1,454,833	$43,153,726

a)	San Francisco Property

The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2. These concessions are located in Santa Ana, Sonora, Mexico and are included in the San Francisco Property.

b)	El Capomo Property

The Company has acquired the mineral rights to four claim blocks by staking the Capomo Property in Nayarit, Mexico.

c)	Cocula Property

On July 18, 2007, the Company finalized the option agreement to acquire the Cocula Property in Jalisco, Mexico. The terms of the option agreement require the Company to pay a total of US$1,500,000 over four years, as follows:

US$50,000 on signing the option agreement (paid);
US$50,000 on or before January 18, 2008 (paid)
US$50,000 on or before July 18, 2008 (paid);
US$75,000 on or before June 15, 2009 (paid);
US$75,000 on or before September 15, 2009 (paid);
US$123,437 was paid in July 2010, and US $26,563 is due in September 2010; and
US$1,050,000 on or before July 18, 2011.

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

6.	RESOURCE PROPERTIES (continued)

d)	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the Picacho Project in Sonora, Mexico. The agreement requires the Company to pay the vendor a total of US$1,500,000 over four years, as follows:

US$15,000 on signing the option agreement (paid);
US$15,000 on June 11, 2008 (paid);
US$15,000 on December 11, 2008 (paid);
US$15,000 on June 11, 2009 (paid);
US$15,000 on December 11, 2009 (paid);
US$15,000 on June 11, 2010 (paid);
US$15,000 on December 11; 2010, and
US$1,395,000 on December 11, 2011.

The vendor will retain a 1.5% net smelter return interest, which is limited to US$1,500,000. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay US$500,000 for every half per cent (0.50%), to a maximum of US$1,500,000.

The Company has also staked an additional 6,500 hectares encompassing the claims and now controls over 7,200 hectares in the Picacho area.

f)	Other Properties

The Company has received title to the Santa Maria del Oro claim in Jalisco, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

7.	RELATED PARTY TRANSACTIONS

During the period ended June 30, 2010, the Company entered into the following transactions with related parties:

a)

The Company incurred $89,646 (2009 - $45,129) of consulting fees, including geological to directors and officers of the Company. As of June 30, 2010, $3,054 (March 31, 2010 - $3,469) was advanced to these directors and officers.

b)

The Company incurred $Nil (2009 - $34,547) for rent and administrative expenses on behalf of a company with directors in common. As of June 30, 2010, $79,200 (March 31, 2010 - $92,656) was due from this company.

c)

The Company advanced $1,198,056 (2009 - $579,638) to a nominee company incorporated in Mexico. As of June 30, 2010, $ 120,136 (March 31, 2010 - $116,866) was advanced to this company. These funds were used to pay the salaries of the Company’s Mexican employees as they are employees of this nominee company.

The transactions with related parties were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

8.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized:

unlimited number of common shares without par value

unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

a)

On April 21, 2009, the Company closed the second tranche of the private placement. This tranche consisted of 5,989,500 units at a price of $0.40 per unit, for gross proceeds of $2,395,800. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until April 21, 2010. A fair value of $374,792 was assigned to the warrants and was determined using the Black-Scholes. The assumptions used were a risk-free interest rate of 0.98%, an expected life of one year, annualized volatility of 120%, and a dividend rate of 0%. The Company incurred expenses of $207,514 related to this offering.

b)

On June 17, 2009, the Company closed the third tranche of the non-brokered private placement. This tranche consisted of 25,873,060 units at a price of $0.40 per unit, for gross proceeds of $10,349,224. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until June 17, 2010. A fair value of $1,989,774 was assigned to the warrants and was determined using the Black-Scholes. The assumptions used were a risk-free interest rate of 1.27%, an expected life of one year, annualized volatility of 125%, and a dividend rate of 0%. The Company incurred expenses of $737,174 related to this offering..

c)	During the year ended March 31, 2010, 775,000 options were exercised at prices ranging from $0.55 to $0.70. A fair value of $377,120 was transferred from contributed surplus.

d)	During the year ended March 31, 2010, 10,703,500 warrants were exercised at a price of $0.60. A fair value of $1,341,926 was transferred to share capital.

e)	During the quarter ended June 30, 2010, 200,000 options were exercised at prices ranging from $0.55 to $1.00. A fair value of $145,868 was transferred from contributed surplus.

f)	During the quarter ended June 30, 2010, 8,352,680 warrants were exercised at a price of $0.60. A fair value of $1,130,856 was transferred to share capital.

Options

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers, directors, employees and consultants. The Company at no time may have more than 10% of the outstanding issued common shares reserved for incentive stock options granted to any one individual. Options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over a period of twelve months.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Outstanding, March 31, 2009	6,262,500	$0.62

Granted	2,800,000	1.00
Exercised	(775,000)	0.59
Expired	(337,500)	0.50
Outstanding, March 31, 2010	7,950,000	0.77

Exercised	200,000	0.73
Expired	430,000	0.88

Outstanding, June 30, 2010	7,320,000	$0.76

Vested, March 31, 2010	5,932,500	$0.70

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

Stock options outstanding at June 30, 2010 are as follows:

	Number
Number of Options	of Options	Exercise
Outstanding	Exercisable	Price	Expiry Date

300,000	300,000	$0.55	December 31, 2010
1,170,000	1,170,000	$0.35	July 25, 2011
1,650,000	1,650,000	$0.70	May 11, 2012*
100,000	100,000	$0.50	July 18, 2012
1,325,000	1,325,000	$0.75	November 27, 2012
2,475,000	1,237,500	$1.00	November 13, 2014
300,000	150,000	$1.00	November 27, 2014
7,320,000	5,932,500

* These options were partially exercised after June 30, 2010 (See Note 15).

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Outstanding, March 31, 2009	3,125,000	$0.60

Issued (Notes 8a,b and 10)	18,931,280	0.63
Exercised (Note 8d)	(10,703,500)	0.60

Outstanding, March 31,2010	11,352,780	0.65

Exercised (Note 8f)	8,352,680	0.60
Expired	100	0.60

Outstanding, June 30, 2010	3,000,000	$0.80

Warrants outstanding at June 30, 2010 are as follows:

Number	Exercise
of Warrants	Price	Expiry Date

3,000,000	$ 0.80	January 26, 2012
3,000,000

Stock-based compensation

The total fair value of stock options recognized as an expense during the period ended June 30, 2010 was $553,013 (2009 - $49,023).There were no option grants in the quarter ended June 30, 2010.

The following assumptions were used for the Black-Scholes valuation of stock options and agents’ compensation options granted:

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

8.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

	2011	2010
Risk-free interest rate	1.9 – 2.75%	1 – 2.75%
Expected life of options	4 years	1 – 4 years
Annualized volatility	97 – 102%	89 – 119%
Dividend rate	0.00%	0.00%

Escrow and pooling

10,000,000 shares are subject to a pooling agreement dated April 21, 2007. At March 31, 2010, 8,500,000 shares were released leaving a balance of 1,500,000 shares held in escrow. The balance of 1,500,000 was released on May 10, 2010.

9.	ASSET RETIREMENT OBLIGATIONS

	June 30, 2010	March 31, 2010
Balance, beginning of the period	$ 929,382	$ 222,236
Accretion	15,987	13,465
Effect of foreign exchange	26,841	(43,402)
Change in estimate	-	737,083

Balance, end of the period	$ 972,210	$ 929,382

The asset retirement obligations consist of mine closure, reclamation and retirement obligations for mine facilities and infrastructure.

During the year ended March 31, 2010, the Company reassessed its asset retirement obligation estimate based on an independent technical report and to reflect the additional liability incurred with the commencement of mining operations. The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is US$1,041,244 (2009: US$205,494), which has been discounted using a credit-adjusted interest rate of 6.674%. All asset retirement obligations are not expected to be paid for several years in the future and are intended to be funded from cash balances at the time of the mine closure.

10.	LONG TERM DEBT

On January 22, 2010, the Company issued US$15 million in notes to Sprott Asset Management LP (the “Gold Loan”). Gold Loan holders were also granted an aggregate of 3 million share purchase warrants exercisable for 24 months at a price of $0.80. These warrants were valued at $1,745,436. The warrants were valued using the Black-Scholes model with the following assumptions: (i) volatility-67%, (ii) interest rate-1.21%, (iii) term-730 days and (iv) dividends-nil.

The Gold Loan is to be repaid in 12 equal monthly installments commencing August 2010. At the time of payment, each payment shall be equivalent in value to 1,667 ounces of gold (a total of 20,004 ounces). The Company has guaranteed the gold loan holders a minimum rate of return of 15% per annum and the Gold Loan is secured by among other things a first charge on the assets of MdN.

The total loan payable at the initial transaction date was $14,137,500. For the three months ended June 30, 2010, the interest expense on this debt was $2,413,778. During the prior quarter, the Company accrued and capitalized to mineral property $1.37 million of interest expense which amount was recorded as current portion of long term debt. In addition, in accordance with CICA section 3855 the Company fair valued an embedded derivative associated with this liability and a charge to earnings of $2,599,745 was recorded as long term debt. The table below summarizes the gold loan accounts:

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

Loan proceeds, net of transaction costs	$15,882,937
Less: value attributable to warrants	(1,745,437)
Loan carrying value	14,137,500

Current portion of carrying value	11,945,598
Currency translation	56,870
Interest expense payable	3,786,578
Current liability	15,789,046

Long term portion	2,062,299
Unrealised loss on derivative	3,223,170
Long term liability	5,285,469

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

	Three months period ended June 30,
	2010	2009

Accrual of obligations for equipment (including IVA and foreign exchange)	$3 -	$77,268
Recognition and accretion of long term debt (including IVA)	17,015	-
Amortization expenses allocated to development expenditures	576,742	2,262
Fair value of warrants issued for financings but not exercised	-	2,364,566

During the periods ended June 30, 2010 and 2009, the Company made no payments relating to income tax or interest expense.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMNT

a)	Categories of Financial Assets and Liabilities

In accordance with Canadian generally accepted accounting principles, financial instruments are classified into one of the five following categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. Cash and cash equivalents are designated as held-for-trading and their carrying value approximates fair value as they are cash or they are readily convertible to cash in the normal course. Accounts receivable and amounts due from related parties are classified as loans and receivables. Their carrying value approximates fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Accounts payable and accrued liabilities, the vendor loan, the gold loan and other long term debt are classified as other financial liabilities. Accretion on the vendor loan has been determined using a market related interest rate and the amortized cost of the gold loan is calculated using the effective interest rate method and as such their carrying values approximate fair value.

Amended CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1- quoted prices in active markets for identical assets or liabilities;

Level 2- inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Level 3- inputs for the asset or liability that are not based upon observable market data.

At June 30, 2010, the following table sets forth the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the balance sheet. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2
Cash and cash equivalents	$5,364,079	$-
Embedded derivative	$-	$3,223,170

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At June 30, 2010, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 3 in the fair value hierarchy above.

b) Derivative Financial instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market prices of gold and silver and foreign exchange rates. As at June 30, 2010, the Company had not entered into any such derivative contracts.

c) Risk Management

The Company’s operations consist of the acquisition, exploration and development mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and commodity price risks. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

(i) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company’s credit risk is predominantly limited to cash balances held in financial institutions, the recovery of IVA from the Mexican tax authorities and for any gold and silver sales and related receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At June 30, 2010, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. Cash and short term investments are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believe them to be of sound credit worthiness and to date, all receivable have been settled in accordance with agreed upon terms and conditions.

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(ii) Commodity price risks

Beginning with the commissioning of the San Francisco Mine, the Company is exposed to price risk associated with the volatility of the market price of commodities and in particular gold and silver and also to many consumables that are used in the production of gold and silver dore. The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity. At this time, the Company has elected not to actively manage its exposure to commodity price risk through the use of derivative financial instruments.

The Company has entered into a gold loan arrangement to partially finance the resumption of mining activities at the San Francisco Mine. As repayment of this obligation is referenced to the spot price of gold, any increase in the price of gold will increase the cost of borrowing related to this financing. For example, at June 30, 2010 for each (US) $100 per ounce increase in the price of gold, the cost of repaying this obligation will increase by (US) $2,000,400 over its 18 month term to maturity.

(iii) Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements and its exploration and production plans. Because the Company remains in its formative stages, no assurance may be given that external financing will be available should the Company’s Board of Director determine that such financing will be necessary. The Company's overall liquidity risk has increased since the San Francisco mine was placed into commercial production.

(iv) Currency risk

The Company’s functional currency is the Canadian dollar and therefore the Company's net loss and other comprehensive loss are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's foreign currency exposures comprise cash and cash equivalents, metal sales and accounts receivable, accounts payable, accrued liabilities, the gold loan and future income tax liabilities, denominated in Mexican pesos and United States dollars. The San Francisco Mine has operating costs that may be denominated in or referenced to either the Mexican peso or the United States dollar. In addition, several of the Company’s agreements to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in United States dollars. At the present time, the Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. Appreciation in the Mexican peso and the United States dollar against the Canadian dollar will increase the cost of operations in Mexico. A decrease in the United States dollar against the Canadian dollar will result in a loss to the extent that funds are held in United States dollars and its revenue will fall as gold and silver are priced in United States dollars.. The Company partially offsets its exposure to foreign exchange risk, principally with respect to the Mexican peso, by maintaining currency balances in Mexican pesos to offset operating costs, amounts payable and tax liabilities that are denominated in pesos. Some balance sheet and income statement exposure remains as it is not possible to fully forecast the peso currency requirements and peso receipts in future periods. The Company is also exposed to inflation risk in Mexico.

The approximate sensitivity of the Company’s net loss and other comprehensive loss for the three month period ended June 30, 2010 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as an increase in the net loss and comprehensive loss for each 10% appreciation in the peso against the Canadian dollar:

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

12.	FINANCIAL INSTRUMENTS AND RISH MANAGEMENT (continued)

Net loss and other comprehensive loss	$1,211,000

A 10% depreciation of the Canadian dollar against the Mexican peso would have a similar increase in net loss.

A 10% appreciation in the US dollar in relation to the Canadian dollar would have decreased the Company’s net loss and comprehensive loss for the year ended June 30, 2010, 2010 by approximately:

A 10% depreciation of the US dollar against the Canadian dollar would have a similar decrease in net loss.

(v) Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is very low as the

Company has limited short term investments. In addition, the Company has and may incur additional interest bearing debt obligations. The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks. In addition, in January, 2010, the Company entered into a gold loan and increases in the price of gold will increase the effective borrowing cost of this obligation (see Commodity price risk). The Company has chosen not to hedge its exposure to changes in the price of gold with respect to the gold loan.

(vi) Fair value disclosures

The carrying values of cash and cash equivalents, amounts receivable, prepaid expenses, and accounts payable approximate their fair value based on their short term nature. The carrying value of the vendor loan approximates its fair value as it has been discounted at an interest rate approximating current market rates. The carrying value of the gold loan approximates fair value as it has been amortized using the effective interest method and its embedded derivative is fair valued at each reporting period.

Net loss and other comprehensive loss	$925,000

13.	COMMITMENTS AND CONTINGENCIES

(a)	The Company has lease commitments for office premises and equipment, which require future minimum lease payments for the fiscal years ended as follows:

2011	$81,105
2012	$13,520

The lease commitments include a guarantee provided by the Company for the office premises at its corporate office.

(b)

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The outcome of this matter is not determinable. The maximum potential remittance is approximately $477,649; however, the Company believes it has substantive defenses against any claims.

(c)

On March 1, 2010, the Company re-entered into a consulting agreement with Grandich Publications, LLC (“Grandich”). Grandich is paid a monthly fee of US$2,000. The agreement was for a period of twelve months.

(d)

The Company has entered into a mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The contract is for 42 months, and is at a contracted price of US$1.59 per ton (plus IVA). This price may increase subject to the price of diesel, drilling and blasting costs, as well as hauling distance, and is subject to an annual review.

TIMMINS GOLD CORP.
(A Production and Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited in Canadian dollars, except for number of options and per share amounts)

13.	COMMITMENTS AND CONTINGENCIES (continued)

Under the Peal contract, the Company is responsible for demobilization costs of US$900,000 (plus IVA) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. This obligation is recorded at 1,082,605.

14.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition, exploration and development of resource properties located in two geographical segments, Canada and Mexico. Geographic information is as follows:

	Total		Resource		Other
	Assets	Equipment	Properties	Inventory	Assets
June 30, 2010
Canada	$1,978,461	$29,341	$-	$-	$1,949,119
Mexico	87,941,086	25,126,421	43,153,726	8,190,866	11,470,073

	$89,919,546	$25,155,762	$43,153,726	$8,190,866	$13,419,192
March 31, 2010
Canada	$1,039,142	$28,472	$-	$-	$1,010,670
Mexico	81,240,140	24,368,995	41,698,893	6,420,154	8,752,098

	$82,279,282	$24,397,467	$41,698,893	$6,420,154	$9,762,768

15.	SUBSEQUENT EVENTS

(a) In July 2010, payments totalling $123,437 were made for the Cocula property, with $26,563 due in September.

(b) In August 2010 stock options representing 100,000 common shares were exercise at a strike price of $0.70 per share.